                                       Filed by: Key Production Company, Inc.

                                       This Communication is filed pursuant
                                       to Rule 425 under the Securities Act
                                       of 1933, as amended,  and deemed
                                       filed pursuant to Rule 14a-12 of the
                                       Securities Exchange Act of 1934.

                                       Subject Company: Key Production
                                       Company, Inc.
                                       Commission File Number:  001-11769

FORWARD LOOKING STATEMENTS

It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the previously announced spin-off and merger involving the exploration and production division of Helmerich & Payne, Inc. (H&P), Key Production Company, Inc. (Key) and the company that has been formed to receive the exploration and production assets of H&P, Cimarex Energy, Co. (Cimarex), has filed a proxy statement/prospectus with the SEC and it will be mailed to all security holders of Key. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114,

Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.

PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

[H&P LOGO]                                                  [KEY LOGO]

                          CIMAREX ENERGY COMPANY

                              THE MERGER OF
                     HELMERICH & PAYNE'S E&P DIVISION
                                   AND
                          KEY PRODUCTION COMPANY

               Rocky Mountain Natural Gas Investment Forum
                           Denver, Colorado
                               August 7-8

                         FORWARD-LOOKING STATEMENTS

This presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in H&P and Key's filings with the Securities and Exchange Commission, which are available free of charge on the SEC's website at www.sec.gov. H&P and Key undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

                           ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc., Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax: 918-743-2671.

PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                             TRANSACTION SUMMARY

- Merger of Key Production with H&P oil and gas division to create Cimarex Energy Company

- H&P shareholders - 65.25%;
  Key shareholders - 34.75%

- Structured as a tax-free spin / merge

- Closing targeted for 3rd quarter 2002

                         CIMAREX ENERGY AT A GLANCE

- Proved reserves: 392 Bcfe (78% gas)

- Production: 185 MMcfe per day

  - Two-thirds Mid-Continent

- Pro forma equity value: ~$700MM

- Debt: $34MM

- Proven track record

                              BACKGROUND OF KEY

- Founded in 1988 as the successor to Apache Petroleum Company, LP

- Passive to active asset management in 1992

- Objective:  Consistent, profitable growth

- Approach:  Focus on drilling, measure progress on a per share basis

                       KEY PRODUCTION - THEN AND NOW

($ in millions)                        1992                  2001
---------------------                  ----                  -----
Market Cap                             $25                   $ 240
Debt                                   $ 3                   $  34
Stock price ($/share)                  $ 3                   $  17
Reserves (Bcfe)                         38                     147
Reserves (Mcfe/share)                  3.6                    10.5
Production (Bcfe)                      8.3                    26.0
Gross Wells Drilled                     --                     107

                                  WHY H&P?
- High-quality asset base

- High-margin, gas-oriented production

- Good people

- Production operations capacity

- No debt

- Similar drill bit strategies

                              BASE PROPERTIES

       [MAP]

HELMERICH & PAYNE, INC.

Proved reserves (Bcfe)                245
% Natural gas                         87%
Production (MMcfe/d)                  115
Net undeveloped acres             150,401

KEY PRODUCTION COMPANY

Proved reserves (Bcfe)                147
% Natural gas                         62%
Production (MMcfe/d)                   70
Net undeveloped acres             119,251

CIMAREX ENERGY COMPANY

Proved reserves (Bcfe)                392
% Natural gas                         78%
Production (MMcfe/d)                  185
Net undeveloped acres             269,652

                               PROVED RESERVES

  [PIE CHART]
   BY REGION
Gulf Coast    13%
Kansas        21%
Western       23%
Mid-Continent 43%


[PIE CHART]                          [PIE CHART]
BY TYPE                             BY CATEGORY
Gas  78%                              PUD  2%
Oil  22%                              PD  98%

                     392 BCFE

                          MID-CONTINENT OPERATIONS


 KANSAS                             OKLA./N. TX
80 BCFE                               169 BCFE
                    [MAP]
[PIE CHART]                        [PIE CHART]
Oil  14%                           Oil    15%
Gas  86%                           Gas    85%

[PIE CHART]                        [PIE CHART]
H&P  100%                          Key    47%
                                   H&P    53%

                         MID-CONTINENT / KS OVERLAP

OK / KS ACREAGE
  H&P GROSS: 283,414
  H&P NET:   153,144
                                   [MAP]
  KEY GROSS: 237,057
  KEY NET:    78,669

Location of Properties

  Helmerich & Payne
  Key Production
  Common Counties

                         MID-CONTINENT EXPLORATION

                                    [MAP]

KANSAS
50% WI
8 Wells

HEMPHILL / OTHER
75% WI
5 Wells

FOUR COUNTY AREA
50% WI
45 Wells

HARDEMAN
100% WI
12 Wells

ARKOMA
35% WI
15 Wells

                               FOUR COUNTY AREA

                    [MAP]

- Characteristics
  - Multiple zones

  - Low risk / high success rates

  - High initial rates, long-lived reserves

- Red Fork Wells
  - CWC: $.8-1.6 MM

  - Typical reserves:  1.5-5.0 Bcf

- Atoka/Clinton Lake
  - CWC: $2.5-2.8 MM

  - Typical reserves:  2.0-6.0 Bcf

- Granite Wash
  - CWC: $.8-1.3 MM

  - Typical reserves:  1.0-4.0 Bcf

                              ANADARKO TYPE LOG
                            Des Moines Granite Wash

                                [CHART]

                               HARDEMAN BASIN

                      [MAP]

- 350 sq. miles of 3-D

- 52 leads identified

- Drilling Inventory

  - 34 re-entry horizontal

  - 9 pilot hole horizontal

  - 9 vertical wells

- Two rigs running

- 2002 plans

  - 8 re-entries

  - 4 pilot holes

                                HARDEMAN BASIN
                               HORIZONTAL WELLS

                                    [CHART]

                          KEY MID-CONTINENT PROGRESS

                       1995   1996   1997   1998    1999    2000   2001
                       ----   ----   ----   ----    ----    ----   ----
Wells Drilled          33     45     56     41      51      51     56
Success Rate           85%    89%    86%    76%     78%     80%    85%
% Operated             0%     2%     21%    34%     50%     65%    53%
Net Wells              1.0    6.6    11.7   13.2    16.0    24.4   24.3
Average WI             3%                                           43%

                                      18

                            GULF COAST OPERATIONS

51 BCFE

[PIE CHART]

Oil 34%
Gas 66%

[PIE CHART]
Key 63%
H&P 37%

                            GULF COAST EXPLORATION

ALLEN PARISH
50% WI
3 Wells

MS SALT BASIN
40% WI
5 Wells

JEFFERSON COUNTY
30% - 66% WI
6 Wells

COOK MOUNTAIN
50% WI
2 Wells

CAMERON PRAIRIE
13%-30% WI
6 Wells

LOBO
33% WI
3 Wells

                           MISSISSIPPI SALT BASIN

                                     [MAP]

- 14 salt domes

- Eight 3-D seismic surveys

- Established production at Centerville,
  Kola, Monticello, Arm and Eminence

                            MISSISSIPPI SALT BASIN

                                     [MAP]

- Multiple Objectives:

  - Rodessa, Sligo, Hosston, Cotton Valley

- Target Reserves: 3-7 Bcf/Well

- Depth: 15,000-17,500 ft

- D&C Cost: $2.2-3.0 MM

- Avg. WI: 40%

                        PERMIAN / WESTERN OPERATIONS

  92 BCFE

Oil 35%
Gas 65%
                               [MAP]
Key 39%
H&P 61%

                              2002 CAPITAL BUDGET

($ in millions)            H&P         Key        Total
------------------        -----       -----      -------
Mid-Continent              $ 10        $ 34      $  44
Gulf Coast                   39          16         55
Permian / Western             6           8         14
                          -----       -----      -------
Total                      $ 55        $ 58      $ 113

                              EQUITY MARKET CAP

                                 [BAR CHART]

                             CIMAREX ENERGY RECAP

- New independent with critical mass of people and assets

- Limited debt and substantial financial capacity

- Predominantly Mid-Continent production base

- Gulf Coast and Mid-Continent oriented exploration programs

                                      26